Exhibit 3.1

OPERATING AGREEMENT

OF

HUNTING DOG CAPITAL LLC

This Operating Agreement (the “Agreement”) of Hunting Dog Capital LLC (the “Company”) is entered into as of January 4, 2007, by Christopher W. Allick and Todd Selix Blankfort (the “Initial Members”).

RECITAL

The Initial Members have agreed to organize a limited liability company in accordance with the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, the Initial Members agree as follows:

ARTICLE I

DEFINED TERMS

The following capitalized terms shall have the respective meanings specified in this Article I:

“Act” means the means the Beverly-Killea Limited Liability Company Act, as amended from time to time.

“Adjusted Capital Account Deficit” means, with respect to any Interest Holder, the deficit balance, if any, in the Interest Holder’s Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

(i)            the deficit shall be decreased by any amount which the Interest Holder is obligated to restore pursuant to Section 4.4.2 or the Regulations; and

(ii)          the deficit shall be increased by any applicable items described in the Regulations (including Section 1.704-1 thereof).

“Affiliate” means (i) a Person directly or indirectly controlling, controlled by, or under common control with another Person, (ii) a Person owning or controlling ten percent (10%) or more of the outstanding voting securities or beneficial interests of another Person, (iii) an executive officer, director, partner, or member of the immediate family of an executive officer, director or partner, of another Person and/or (iv) any affiliate of any such Person.

“Agreement” means this Operating Agreement, as amended from time to time, including each Exhibit hereto.

“Assignee” means a Person who has acquired an Economic Interest in the Company but is not a Member.

“Capital Account” means the account to be maintained by the Company for each Interest Holder in accordance with the following provisions:

(i)            an Interest Holder’s Capital Account shall be credited with (A) the amount of money and the fair market value of any property contributed to the Company (net of liabilities secured by such property that the Company either assumes or to which such property is subject), (B) the amount of any Company unsecured liabilities assumed by the Interest Holder and (C) the Interest Holder’s distributive share of Profit and any item in the nature of income or gain specially allocated to the Interest Holder pursuant to the provisions of Section 4.3 (other than Section 4.3.3); and

(ii)           an Interest Holder’s Capital Account shall be debited with (A) the amount of money and the fair market value of any Company property distributed to the Interest Holder (net of liabilities secured by such distributed property that the Interest Holder either assumes or to which such property is subject), (B) the amount of any unsecured liabilities of the Interest Holder assumed by the Company and (C) the Interest Holder’s distributive share of Loss and any item in the nature of expenses or losses specially allocated to the Interest Holder pursuant to the provisions of Section 4.3 (other than Section 4.3.3).

If any Economic Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Economic Interest. If the book value of Company property is adjusted pursuant to Section 4.3.3, the Capital Account of each Interest Holder shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Accounts of all Interest Holders shall be maintained in compliance with the applicable provisions of the Regulations (including Section 1.704-1(b) thereof), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with the Regulations.

“Capital Proceeds” means the gross receipts received by the Company from a Capital Transaction.

“Capital Transaction” means any transaction not in the ordinary course of business which results in the Company’s receipt of cash or other consideration other than Contributions, including, without limitation, proceeds of sales, exchanges, or other dispositions of property not in the ordinary course of business, financings, refinancings, condemnations, recoveries of damage awards, and insurance proceeds.

“Cash Flow” means all cash derived from operations of the Company (including interest received on reserves), without reduction for any non-cash charges, but less cash used to pay current operating expenses and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements and replacements, as determined by the Members pursuant to Article V of this Agreement. Cash Flow shall not include Capital Proceeds, but shall be increased by the reduction of any reserve previously established out of cash derived from operations.

“Code” means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding revenue law.

“Company” means Hunting Dog Capital LLC.

“Contribution” means any money, property or services rendered, or a promissory note or other binding obligation to contribute money or property or to render services (as permitted in this Agreement or by law), which a Member contributes to the Company as capital in that Member’s capacity as a Member pursuant to this Agreement or any other agreement between the Members, including an agreement as to value.

“Economic Interest” means a Person’s right to share in the income, gains, losses, deductions, credit or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member including, without limitation, the right to vote or to participate in management, or any right to information concerning the business and affairs of the Company.

“Interest Holder” means any Person who holds an Economic Interest, whether as a Member or as an Assignee of a Member.

“Involuntary Withdrawal” means, with respect to any Member, the occurrence of any of the following events:

(i)            the Member makes an assignment for the benefit of creditors;

(ii)           the Member shall commence a voluntary case or other proceeding seeking relief with respect to the Member or the Member’s debts under any bankruptcy, insolvency or other similar law, or shall fail generally to pay the Member’s debts as they become due;

(iii)         the Member files a petition seeking for the Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any state law;

(iv)         the Member seeks, consents to, or acquiesces in the appointment of a trustee or receiver for, or liquidation of, the Member or all or any substantial part of the Member’s assets;

(v)          if the Member is an individual, the Member’s death or adjudication by a court of competent jurisdiction as incompetent to manage the Member’s person or property;

(vi)          if the Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust;

(vii)        if the Member is a partnership or limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company;

(viii)       if the Member is a corporation, the dissolution of the corporation or the revocation of its charter;

(ix)          if the Member is a partnership, limited liability company or corporation, a change in control of such entity;

(x)           if the Member is an estate, the distribution by the fiduciary of the estate’s entire interest in the Company; or

(xi)          the Member files an action seeking a decree of judicial dissolution pursuant to Section 17351 of the Act.

“Member” means the Initial Members and any person who executes a counterpart of this Agreement as a Member and any Person who subsequently is admitted as a Member of the Company.

“Member Loan Nonrecourse Deductions” means any Company deductions that would be Nonrecourse Deductions if they were not attributable to a loan made or guaranteed by a Member within the meaning of the applicable Regulations.

“Member Nonrecourse Debt Minimum Gain” has the meaning set forth in the Regulations (determined by substituting “Member” or “Interest Holder” for “partner”).

“Membership Interest” means a Member’s rights in the Company, collectively, including the Member’s Economic Interest, any right to vote or participate in management, and any right to information concerning the business and affairs of the Company.

“Minimum Gain” has the meaning set forth in Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Interest Holder in a manner consistent with the Regulations under Code Section 704(b).

“Negative Capital Account” means a Capital Account with a balance of less than zero.

“Nonrecourse Deductions” has the meaning set forth in Regulation Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a taxable year of the Company equals the net increase, if any, in the amount of Minimum Gain during that taxable year, determined according to the provisions of Regulation Section 1.704-2(c).

“Nonrecourse Liability” has the meaning set forth in Regulation Section 1.704-2(b)(3).

“Percentage” means, (i) as to a Member, the percentage set forth after the Member’s name on Exhibit “A”, as amended from time to time and (ii) as to an Interest Holder who is not a Member, the Percentage or part of a Percentage that corresponds to the portion of a Member’s Economic Interest that the Interest Holder has acquired, to the extent the Interest Holder has succeeded to a Member’s Economic Interest.

“Person” means and includes an individual, corporation, partnership, association, limited liability company, trust, estate or other entity.

“Positive Capital Account” means a Capital Account with a balance greater than zero.

“Profit” and “Loss” means, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company’s taxable income or loss determined in accordance with the Code, with the following adjustments:

(i)            all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss;

(ii)          any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss;

(iii)         any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to applicable Regulations) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss;

(iv)         gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the book value as adjusted under Regulation Section 1.704-1(b) (“adjusted book value”) of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal income tax purposes;

(v)          in lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and

(vi)         notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 4.3 shall not be taken into account in computing Profit or Loss.

“Regulations” means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

“Secretary of State” means the Secretary of State of the State of California.

“Transfer” means, when used as a noun, any sale, hypothecation, pledge, assignment, attachment or other transfer and, when used as a verb, to sell, hypothecate, pledge, assign or otherwise transfer.

“Voluntary Withdrawal” means a Member’s disassociation from the Company by means other than a Transfer or an Involuntary Withdrawal.

ARTICLE II

FORMATION AND NAME; OFFICE; PURPOSE; TERM

2.1          Organization. The Initial Members hereby organize a limited liability company pursuant to the Act and the provisions of this Agreement. The Company has caused Articles of Organization to be prepared, executed and filed with the Secretary of State.

2.2          Name of the Company. The name of the Company is Hunting Dog Capital LLC. The Company may do business under that name and under any other name or names which the Members may determine. If the Company does business under a name other than that set forth in its Articles of Organization, the Company shall file and publish a fictitious business name statement as required by law.

2.3          Purpose. The Company is organized to engage in any lawful act or activity for which a limited liability company may be organized under the Act.

2.4          Term. The Company’s existence began upon the filing of the Articles of Organization with the Secretary of State and is perpetual unless dissolved as provided by this Agreement or the Act.

2.5          Principal Place of Business. The Company’s principal place of business shall be located at 425 California Street, Suite 1200, San Francisco, California 94104, or at any other place within or outside the State of California upon which the Members agree.

2.6          Resident Agent. The name and address of the Company’s initial resident agent in the State of California are Todd Selix Blankfort at 126 Stanford Avenue, Mill Valley, California 94941.

2.7          Members. The name, present mailing address, taxpayer identification number and Percentage of each Member are as set forth on the attached Exhibit “A.”

ARTICLE III

MEMBERS; CAPITAL; CAPITAL ACCOUNTS

3.1          Initial Capital Contributions. The Initial Members have contributed the following to the Company for their Percentages:

Christopher W. Allick	-	$15,000
Todd Selix Blankfort	-	$ 5,000

3.2          Additional Capital Contributions.

3.2.1        If, pursuant to Article V of this Agreement, the Members, at any time or from time to time, determine that the Company requires additional capital, each Member shall contribute his pro rata share of such additional capital. A Member’s share of the additional capital shall be equal to the product obtained by multiplying the Member’s Percentage times the total additional capital required. Within thirty (30) days after the Members have determined the amount of additional capital required, each Member shall pay his share thereof to the Company.

3.2.2        Except as provided in Section 3.2.1, no Member shall be required to contribute any additional capital to the Company, and no Member shall have personal liability for any obligation of the Company except as expressly provided by law.

3.2.3        If a Member fails to pay when due all or any portion of any required additional capital contribution, the non-defaulting Members shall pay the unpaid portion thereof (the “Unpaid Contribution”). To the extent the Unpaid Contribution is contributed by any other Member, the defaulting Member’s Percentage shall be reduced and the Percentage of each Member who pays the Unpaid Contribution shall be increased, so that each Member’s Percentage is equal to a fraction, the numerator of which is that Member’s total Contributions and the denominator of which is the total Contributions of all Members. This remedy is in addition to any other remedies allowed by law or by this Agreement.

3.2.4        The Members shall promptly amend Exhibit “A” to reflect any changes pursuant to this Section 3.2.

3.3          No Interest on Contributions. Neither Members nor any Interest Holders shall be paid interest with respect to Contributions.

3.4          Return of Contributions. Except as otherwise provided in this Agreement, no Member nor Interest Holder shall have the right to receive the return of any Contribution except upon the dissolution of the Company. If a Member or an Interest Holder is entitled to receive the return of a Contribution, the Company may distribute, in lieu of money, promissory notes or other property having a value equal to the amount of money otherwise distributable to the Member or Interest Holder.

3.5          Capital Accounts. A separate Capital Account shall be maintained for each Member and Interest Holder.

3.6          Loans and Other Business Transactions. Subject to any approval required under Article V of this Agreement, any Member may, at any time, make or cause a loan to be made to the Company in such amount and upon such terms as the Company and the Member shall agree. Subject to any approval required under Article V of this Agreement, Members may also transact other business with the Company and, in doing so, they shall have the same rights and be subject to the same obligations arising out of any such business transaction as would be enjoyed by and imposed upon any Person, not a Member, engaged in a similar business transaction with the Company.

ARTICLE IV

PROFIT, LOSS AND DISTRIBUTIONS

4.1          Distributions.

4.1.1        Distribution of Cash Flow. In each fiscal year, Cash Flow of the Company shall be distributed to the Interest Holders in equal amounts until such time as the amount distributed to each Interest Holder reaches $120,000; thereafter, Cash Flow of the Company shall be distributed to the Interest Holders in proportion to their Percentages. Cash Flow of the Company shall be distributed at such times as are determined by the Members. Each fiscal year, every effort shall be made to provide Members with distributions sufficient to pay any tax liability they may have by virtue of their Economic Interest.

4.1.2        Distribution of Capital Proceeds. Except as provided in Section 4.4 with respect to the Distribution of Capital Proceeds derived in connection with liquidation of the Company, Capital Proceeds shall be distributed and applied by the Company in the following order and priority:

(a)            to the payment of all expenses of the Company incident to the Capital Transaction; then

(b)            to the payment of debts and liabilities of the Company then due and outstanding (including all debts due to any Interest Holder); then

(c)            to the establishment of any reserves which the Members deem necessary for liabilities or obligations of the Company; then

(d)            the balance shall be distributed (i) first, to the Interest Holders in proportion to their Adjusted Capital Account Deficits, until their remaining Adjusted Capital Account Deficits have been paid in full and (ii) second, to the Interest Holders in proportion to their Percentages.

4.2          Allocation of Profit and Loss. After giving effect to the special allocations set forth in Section 4.3, Profit and Loss shall be allocated to the Interest Holders in proportion to their Percentages, unless the Profit and Loss relates to a Capital Transaction, in which case Profit, Loss and Capital Proceeds shall be allocated as set forth below.

4.2.1        Profit. Profit from a Capital Transaction shall be allocated among the Interest Holders in the following order of priority:

(a)            First, if one or more Interest Holders has a Negative Capital Account, to those Interest Holders, in proportion to their Negative Capital Accounts, until all of those Negative Capital Accounts have been reduced to zero.

(b)            Second, to the Interest Holders as necessary to cause each Interest Holder’s Capital Account balance (after applying Section 4.2.1(a)) to equal their respective adjusted Capital Account balances.

(c)            Third, any remaining Profit shall be allocated to the Interest Holders in proportion to their Percentages.

4.2.2         Loss. Loss from a Capital Transaction shall be allocated among the Interest Holders in the following order of priority:

(a)            First, to the Interest Holders, in proportion to their Percentages as necessary to cause the Capital Account balance of each Interest Holder to equal its respective adjusted Capital Account balance.

(b)            Second, to the Interest Holders in proportion to their adjusted Capital Account balances until their respective Capital Accounts (after applying Section 4.2.2(a)) are reduced to zero.

(c)            Third, any Loss remaining shall be allocated to the Interest Holders in proportion to their Percentages.

4.2.3        Capital Proceeds. Except as provided in Section 4.4 with respect to the distribution of Capital Proceeds derived in connection with liquidation of the Company, Capital Proceeds shall be distributed and applied by the Company in the following order and priority:

(a)            to the payment of all expenses of the Company incident to the Capital Transaction; then

(b)            to the payment of debts and liabilities of the Company then due and outstanding (including all debts due to any Interest Holder); then

(c)            to the establishment of any reserves which the Members determine are necessary for future liabilities or obligations of the Company; then

(d)            the balance shall be distributed (i) first, to the Interest Holders in proportion to their respective adjusted Capital Account balances, until their remaining adjusted Capital Account balances have been paid in full and (ii) second, to the Interest Holders in proportion to their Percentages.

4.3          Regulatory Allocations.

4.3.1        Impermissible Deficits and Qualified Income Offset. No Interest Holder shall be allocated Losses or deductions if the allocation causes the Interest Holder to have an Adjusted Capital Account Deficit; instead, such items shall be allocated to the other Interest Holders. If an Interest Holder for any reason (whether or not expected) receives (i) an allocation of Loss or deduction (or item thereof) or (ii) any Distribution, which causes the Interest Holder to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Interest Holder before any other allocation is made of Company items for that taxable year (other than an allocation under Section 4.3.2), in the amount and in such proportions as are required to eliminate the excess as quickly as possible. This Section 4.3.1 is intended to comply with, and shall be interpreted consistently with, the “alternate test for economic effect” and “qualified income offset” provisions of the Regulations promulgated under Code Section 704(b).

4.3.2        Minimum Gain Chargebacks. In order to comply with the “minimum gain chargeback” requirements of the applicable Regulations, and notwithstanding any other provision of this Agreement to the contrary, in the event there is a net decrease in an Interest Holder’s share of Minimum Gain and/or Member Nonrecourse Debt Minimum Gain during a Company taxable year, such Interest Holder shall be allocated items of income and gain for that year (and if necessary, other years) as required by and in accordance with the applicable Regulations before any other allocation is made. It is the intent of the parties hereto that any allocation pursuant to this Section 4.3.2 shall constitute a “minimum gain chargeback” under Regulation Section 1.704-2.

4.3.3        Contributed Property and Book-Ups. In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deductions with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Interest Holders so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted under Regulation Section 1.704-1, subsequent allocations of income, gain, loss and deductions with respect to the asset shall take into account any variation between the adjusted basis of the asset for federal income tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations thereunder. The parties hereto agree to use the traditional method with curative allocations, as described in Regulation Section 1.704-3(c), in making Code Section 704(c) allocations.

4.3.4        Code Section 754 Adjustment. To the extent an adjustment to the tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulation Section 1.704-1, to be taken into account in determining Capital Accounts, the amount of the adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases basis), and the gain or loss shall be specially allocated to the Interest Holders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to that Section of the Regulations.

4.3.5        Nonrecourse Deductions. Nonrecourse Deductions shall be specially allocated among the Interest Holders in proportion to their Percentages.

4.3.6        Member Loan Nonrecourse Deductions. Any Member Loan Nonrecourse Deductions shall be specially allocated to the Interest Holder who bears the risk of loss with respect to the loan to which the Member Loan Nonrecourse Deductions are attributable in accordance with the applicable Regulations.

4.3.7        Guaranteed Payments. To the extent any compensation paid to any Interest Holder by the Company, is determined by the Internal Revenue Service not to be a guaranteed payment under Code Section 707(c) or is not paid to the Interest Holder other than in their capacity as a partner (i.e., Interest Holder) within the meaning of Code Section 707(a), the Interest Holder shall be specially allocated gross income of the Company in an amount equal to the amount of that compensation, and the Interest Holder’s Capital Account shall be adjusted to reflect the payment of that compensation.

4.3.8        Unrealized Receivables. If an Interest Holder’s Economic Interest is reduced (provided the reduction does not result in a complete termination of the Interest Holder’s Economic Interest), the Interest Holder’s share of the Company’s “unrealized receivables” and “substantially appreciated inventory” (within the meaning of Code Section 751) shall not be reduced, so that, notwithstanding any other provision of this Agreement to the contrary, that portion of the Profit otherwise allocable upon a liquidation or dissolution of the Company pursuant to Section 4.4 hereof which is taxable as ordinary income (recaptured) for federal income tax purposes shall, to the extent possible without increasing the total gain to the Company or to any Interest Holder, be specially allocated among the Interest Holders in proportion to the deductions (or basis reductions treated as deductions) giving rise to such recapture.

4.3.9        Withholding. All amounts required to be withheld pursuant to Code Section 1446 or any other provision of federal, state or local tax law shall be treated as amounts actually distributed to the affected Interest Holders for all purposes under this Agreement.

4.3.10      Nonrecourse Liabilities. Solely for purposes of determining an Interest Holder’s proportionate share of “excess nonrecourse liabilities” of the Company within the meaning of Regulation Section 1.752-3(a)(3), the Interest Holders’ interest in Profits shall be based on their respective Percentages.

4.3.11      Intent of Allocations. The tax allocation provisions of this Agreement are intended to produce final Capital Account balances of the Interest Holders that will permit liquidating distributions that are made in accordance with such final Capital Account balances under Section 4.4.1 to be equal to the distributions that would occur if such distributions were made to the Interest Holders in proportion to their Percentages. To the extent that the tax allocation provisions of this Agreement would not produce such final Capital Account balances, (i) such provisions shall be amended by the Members if and to the extent necessary to produce such result and (ii) taxable income or taxable loss of the Company for prior open years (or items of gross income and deduction of the Company) shall be reallocated among the Interest Holders to the extent it is not possible to achieve such result with allocations of income (including gross income) and deduction for the current year and future years. This Section 4.3.11 shall control notwithstanding any reallocation or adjustment of taxable income, taxable loss, or items thereof by the Internal Revenue Service or any other taxing authority.

4.3.12      Income Tax Provisions. The Interest Holders are aware of the income tax consequences of this Article IV and agree to be bound by these provisions in reporting their shares of Profit, Loss and other items for federal, state and local income tax purposes.

4.4          Liquidation and Dissolution.

4.4.1        Upon liquidation of the Company, the assets of the Company shall be distributed to the Interest Holders in accordance with their positive balances in their respective Capital Accounts, after giving effect to all Contributions, distributions, and allocations for all periods. Distributions to the Interest Holders pursuant to this Section 4.4.1 shall be made in accordance with all applicable Regulations.

4.4.2        No Interest Holder shall be obligated to restore a Negative Capital Account.

4.5          General.

4.5.1        The timing and amount of all distributions shall be as provided in this Agreement.

4.5.2        If any assets of the Company are distributed in kind to the Interest Holders, those assets shall be valued on the basis of their fair market value, and any Interest Holder entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Interest Holders so entitled. Unless the Members determine otherwise, the fair market value of the assets shall be determined by an independent appraiser who shall be selected by the Members. The Profit or Loss for each unsold asset shall be determined as if the asset had been sold at its fair market value, and the Profit or Loss shall be allocated as provided in Section 4.2 and shall be properly credited or charged to the Capital Accounts of the Interest Holders prior to the Distribution of the assets in liquidation pursuant to Section 4.4.

4.5.3        All Profit and Loss shall be allocated and all distributions shall be made to the Persons shown on the records of the Company to have been Interest Holders as of the last day of the taxable year for which the allocation or Distribution is to be made. Notwithstanding the foregoing, unless the Company’s taxable year is separated into segments, if there is a Transfer or an Involuntary Withdrawal during the taxable year, the Profit and Loss shall be allocated between the original Interest Holder and the successor on the basis of the number of days each was an Interest Holder during the taxable year; provided, however, the Company’s taxable year shall be segregated into two or more segments in order to account for Profit, Loss, or proceeds attributable to a Capital Transaction or to any other extraordinary non-recurring items of the Company.

4.5.4        The Members are hereby authorized, upon the advice of the Company’s tax counsel, to amend this Article IV to comply with the Code and all applicable Regulations.

ARTICLE V

MANAGEMENT: RIGHTS, POWERS, AND DUTIES

5.1          Management.

(a)          The Company shall be managed by the Members. Each Member shall have the right to act for and bind the Company in the ordinary course of its business. Except as otherwise provided in this Agreement, the affirmative vote or consent of Members holding at least a majority of the aggregate Percentages then outstanding shall be required to approve or determine any matter coming before the Members, including, but not limited to, (i) the amount of reasonable reserves for future expenses, debt payments, capital improvements and replacements, (ii) any name under which the Company may do business and (iii) any determination provided for in Article IV above.

(b)          The Company may have a President and such other officers as the Members from time-to-time may appoint. The officers shall have such duties as are customarily possessed by such officers of a California corporation, except as such duties may be limited or expanded from time-to-time by action of the Members. An officer may, but need not, be a Member of the Company, and any number of offices may be held by the same person. Any officers shall serve at the pleasure of the Members, subject to the rights, if any, of an officer under any contract of employment. Any officer may resign at any time upon written notice to the Company without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

5.2          Meetings of and Voting by Members.

5.2.1        A meeting of the Members may be called at any time by any Member. Meetings of Members shall be held at the Company’s principal place of business or at any other place designated by the Member(s) calling the meeting. Not less than ten (10) nor more than sixty (60) days before each meeting, the Member(s) calling the meeting shall give written notice of the meeting to each Member entitled to vote at the meeting. The notice shall state the time, place and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice may waive such notice, either before or after the meeting, by executing a waiver of such notice or by appearing at and participating in the meeting in person or by proxy. Unless this Agreement provides otherwise, at a meeting of Members, the presence in person or by proxy of Members holding Percentages which aggregate to not less than fifty-one percent (51%) of the outstanding Percentage interests shall constitute a quorum. A Member may vote either in person or by a proxy signed by the Member or by the Member’s duly authorized attorney in fact.

5.2.2        In lieu of holding a meeting, the Members may take action by written consent specifying the action to be taken, which consent shall be executed and delivered to the Company by Members whose combined Percentages constitute not less than the Percentage required for approval of the matter under this Agreement. Any such approved action shall be effective immediately; however, the Company shall give prompt notice to all Members of any action approved by less than unanimous consent.

5.2.3        The following matters shall require the affirmative vote or consent of Members holding at least sixty-six and two-thirds percent (66⅔%) of the aggregate Percentages then outstanding for such action to be carried out by the Company:

(a)            A call for additional Contributions under Section 3.2.1;

(b)            Approval of the Transfer of a Membership Interest and admission of an Assignee as a Member;

(c)            An amendment to the Articles of Organization or this Agreement;

(d)            A decision to merge the Company with another business entity or sell all or substantially all of the Company’s assets;

(e)            The admission of additional Members or the removal of a Member; and

(f)            Any agreement between the Company and any Member.

5.3         Duties of the Members.

5.3.1        Each Member shall be required to devote substantially all of such Member’s time and effort in furtherance of the business and affairs of the Company, including, but not limited to, the Member’s duties as set forth in this Agreement or any other agreement that may be entered into with the Company.

5.3.2        Except as set forth in the Memorandum of Understanding between the Initial Members dated December 5, 2006, which is attached hereto as Exhibit “B” (the “MOU”), or as otherwise provided in Section 5.3.3, nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or of any Affiliate of any Member, to conduct any other business or activity whatsoever, and no Member shall be accountable to the Company or to any other Member with respect to such business or activity. The organization of the Company shall be without prejudice to the Members’ respective rights (or the rights of their respective Affiliates) to maintain, expand or diversify such other businesses and activities and to receive profits or compensation therefrom. Each Member waives any rights the Member might otherwise have to share or participate in such other businesses or activities of any other Member or the Member’s Affiliates.

5.3.3        The only fiduciary duties a Member owes to the Company and the other Members are the following duties of loyalty and care:

(a)           A Member’s duty of loyalty to the Company and the other Members is limited to the following:

(i)            To account to the Company and hold as trustee for it any property, profit or benefit derived by the Member in the conduct or winding up of the Company’s business or derived from a use by the Member of Company property, including the appropriation of a Company opportunity, without the approval of the other Members;

(ii)           To refrain from dealing with the Company in the conduct or winding up of the Company’s business as or on behalf of a party having an interest adverse to the Company without the approval of the other Members; and

(iii)          To refrain from directly or indirectly competing in any way with the Company’s business prior to the dissolution of the Company without the approval of the other Members.

(b)            A Member’s duty of care to the Company and the other Members in the conduct and winding up of the Company’s business is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, a breach of this Agreement or a knowing violation of law.

5.4          Exculpation and Indemnification of Members.

5.4.1        No Member shall be liable, responsible or accountable, in damages or otherwise, to any other Member or to the Company for any act performed by such Member within the scope of the authority conferred on such Member by this Agreement, and within the standard of care specified in Section 5.3.3.

5.4.2        The Company shall, to the full extent provided by the Act, defend, indemnify and hold each Member harmless from and against any and all damages, claims, demands, liabilities, costs and expenses (including attorneys’ fees and costs) which are made against, or suffered or incurred by, any Member in connection with or arising out of such Member’s participation in the Company, unless caused by an act or omission of the Member constituting grossly negligent or reckless conduct, intentional misconduct, a breach of this Agreement or a knowing violation of law.

5.5          Personal Services. The Company may obtain the services of a Member on such terms as shall be agreed upon by the Member and the Company. For his services to the Company, each Initial Member shall receive such cash compensation and other benefits as are described in the MOU or such other written agreement as may be entered into between the Company and the Initial Member. Except as specified in this Section, no Member shall be required to perform services for the Company solely by virtue of being a Member.

ARTICLE VI

TRANSFER OF INTERESTS AND WITHDRAWALS OF MEMBERS

6.1          Transfers. Except as herein provided, no Member may Transfer all or any portion of, or any interest or rights in, the Membership Interest or Economic Interest owned by the Member without the prior written consent of Members holding at least a majority of the aggregate Percentages then outstanding. Each Member hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Members. The attempted Transfer of all or any portion of a Membership Interest or Economic Interest in violation of the prohibition contained in this Section 6.1 shall be deemed invalid, null and void, and of no force or effect, except any Transfer mandated by operation of law and then only to the extent necessary to give effect to such Transfer by operation of law.

6.2          Voluntary Withdrawal. Except as otherwise permitted by this Agreement, no Member shall have the right or power to make a Voluntary Withdrawal from the Company.

6.3          Optional Buy-Out in Event of Involuntary Withdrawal.

6.3.1        If the Members elect to continue the Company after a Member’s Involuntary Withdrawal, the withdrawn Member or the successor in interest to such Member (the “Withdrawn Member”) shall be deemed to offer for sale to the Company (the “Withdrawal Offer”) all of the Membership Interest of the Withdrawn Member (the “Withdrawal Interest”).

6.3.2        The Withdrawal Offer shall be and remain irrevocable for a period (the “Withdrawal Offer Period”) ending at 5:00 P.M. local time at the Company’s principal office on the thirtieth (30th) day following the date the Members elect to continue the Company. At any time during the Withdrawal Offer Period, the Company may (but is not required to) accept all or any portion of the Withdrawal Offer by notifying the Withdrawn Member of its acceptance (the “Withdrawal Notice”). The Withdrawn Member shall not be deemed a Member for the purpose of any vote on whether the Company shall accept the Withdrawal Offer. If the Company accepts the Withdrawal Offer to any extent, (i) the Withdrawal Notice shall set a closing date (the “Withdrawal Closing Date”) for the purchase, which shall not be earlier than ten (10) or more than sixty (60) days after the expiration of the Withdrawal Offer Period and (ii) the Company shall purchase the designated portion of Withdrawal Interest for a price equal to the amount the Withdrawn Member would receive for such portion if the Company were liquidated and an amount equal to the Appraised Value (as defined below) were available for Distribution to the Members pursuant to Section 4.4 (the “Withdrawal Purchase Price”). The Withdrawal Purchase Price shall be paid in cash on the Withdrawal Closing Date unless the Company elects in writing prior thereto to pay the Withdrawal Purchase Price in installments pursuant to the provisions of Section 6.5 of this Agreement.

6.3.3        If the Company does not accept the Withdrawal Offer in its entirety within the Withdrawal Offer Period, the Company shall within three (3) days after the end of the Withdrawal Offer Period give notice (the “Continuing Members Notice”) to that effect to each Member other than the Withdrawn Member (the “Continuing Members”). Such notice to the Continuing Members shall inform the Continuing Members of their right to purchase all, or any portion, of the remaining Withdrawal Interest for a pro rata portion of the Withdrawal Purchase Price.

6.3.4        The Continuing Members Notice shall be and remain irrevocable for a period (the “Second Withdrawal Offer Period”) ending at 5:00 P.M. local time at the Company’s principal office on the sixtieth (60th) day following the date the Members elect to continue the Company. At any time during such period, a Continuing Member may (but is not required to) accept the Withdrawal Offer by notifying the Withdrawn Member in writing that the Continuing Member intends to purchase all, or some designated portion, of the remaining Withdrawal Interest. If two (2) or more Continuing Members accept the Withdrawal Offer for more than the remaining Withdrawal Interest, then, in the absence of an agreement between them, each such Continuing Member shall purchase the remaining Withdrawal Interest in the proportion that such Member’s respective Percentage bears to the total Percentages of all of the Continuing Members who accept the remaining Withdrawal Offer. If any Continuing Member accepts the Withdrawal Offer within the Second Withdrawal Offer Period, (i) the purchasing Continuing Member(s) shall set a closing date (the “Withdrawal Closing Date”) for the purchase, which shall not be earlier than ten (10) or more than sixty (60) days after the expiration of the Second Withdrawal Offer Period and (ii) the Withdrawal Purchase Price shall be paid on the Withdrawal Closing Date unless the purchasing Continuing Member(s) elect in writing prior thereto to pay the Withdrawal Purchase Price in installments pursuant to the provisions of Section 6.5 of this Agreement.

6.3.5        Simultaneously with the payment of the Withdrawal Purchase Price, the Withdrawn Member shall execute and deliver to the Continuing Members and/or the Company, as the case may be, those assignments and other instruments as may be reasonably requested to vest in the Continuing Members and/or Company, as the case may be, all right, title, and interest in and to the Withdrawal Interest, free and clear of all liens and encumbrances.

6.3.6        If neither the Company nor any Continuing Member accepts the Withdrawal Offer, then the Withdrawn Member, upon the expiration of the Second Withdrawal Offer Period, thereafter shall be treated as an Assignee of the Withdrawn Member.

6.4          Appraised Value.

6.4.1        The term “Appraised Value” means the appraised value of the Company as hereinafter provided. Within fifteen (15) days after demand by either one to the other, the Company and the Withdrawn Member shall each appoint an appraiser to determine the value of the Company. If the two appraisers agree upon such value, they shall jointly render a single written report stating that value. If the two appraisers cannot agree upon the value of the Company, they shall each render a separate written report and shall appoint a third appraiser, who shall appraise the Company, determine its value, and render a written report of his opinion thereon. Each party shall pay the fees and other costs of the appraiser appointed by such party, and the fees and other costs of the third appraiser shall be shared equally by both parties.

6.4.2        The value contained in the aforesaid joint written report or written report of the third appraiser, as the case may be, shall be the Appraised Value; provided, however, that (i) if the value contained in the appraisal report of the third appraiser is more than the higher of the first two appraisals, the higher of the first two appraisals shall govern and (ii) if the value contained in the appraisal report of the third appraiser is less than the lower of the first two appraisals, the lower of the first two appraisals shall govern.

6.5          Installment Purchases. If the Company, the Remaining Members or the Continuing Members, as the case may be (in any case, the “Purchaser”), elects to pay the Withdrawal Purchase Price or the Transfer Purchase Price, as the case may be (in either case, the “Indebtedness”) on an installment basis, the Purchaser shall evidence the obligation to pay the Indebtedness by executing and delivering one or more promissory notes to the Withdrawn Member or the Transferor (in either case, the “Payee”) in such form as the Purchaser(s) and Payee shall mutually agree upon.

ARTICLE VII

DISSOLUTION, LIQUIDATION, AND TERMINATION OF THE COMPANY

7.1          Events of Dissolution. The Company shall be dissolved upon the happening of any of the following events:

(a)            when any period fixed for its duration in Section 2.4 has expired;

(b)            upon the approval of at least a majority of the aggregate Percentages then outstanding; or

(c)            upon the occurrence of any event which terminates the continued membership of a Member in the Company, unless within ninety (90) days after the occurrence of the event causing such termination Members holding at least sixty-six and two-thirds percent (66⅔%) of the aggregate Percentages then outstanding elect to continue any business of the Company pursuant to the terms of this Agreement.

7.2          Procedure for Winding Up and Dissolution. If the Company is dissolved, the remaining Members shall wind up its affairs. On winding up of the Company, the assets of the Company shall be distributed, first to creditors of the Company, including Interest Holders who are creditors, in satisfaction of the liabilities of the Company, and then to the Interest Holders in accordance with Section 4.4 of this Agreement.

7.3          Filing of Articles of Dissolution. Upon completion of the winding up of the affairs of the Company, the Members shall promptly file the appropriate documents with the Secretary of State. If there are no remaining Members, such Articles shall be filed by the last Person who was a Member; if there are no remaining Members or last Person to be a Member, the Articles shall be filed by the legal or personal representative of the last Person to be a Member.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING, AND TAX ELECTIONS

8.1          Bank Accounts. All funds of the Company shall be deposited in one or more bank account(s) opened in the Company’s name. The Members shall determine the financial institution(s) at which the account(s) will be opened and maintained, the types of account(s), and the Persons who will have authority with respect to the account(s) and the funds therein.

8.2          Maintenance of Books and Records.

8.2.1        The Members shall keep or cause to be kept complete and accurate books, records and financial statements of the Company and supporting documentation of transactions with respect to the conduct of the Company’s business. The books, records, and financial statements of the Company shall be maintained on such basis as is determined by the Company’s accountant. Such books, records, financial statements and documentation shall include, but not be limited to, the following:

(a)            a current list of the full name and last known business or residence address of each Member and Interest Holder, in alphabetical order, with the Contribution and the share in Profits and Losses of each Member and Interest Holder specified in such list;

(b)            the Articles of Organization, including all amendments thereto, and any powers of attorney under which the Articles of Organization and/or amendments were executed;

(c)            federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

(d)            this Agreement and any amendments thereto, and any powers of attorney under which this Agreement and/or amendments were executed;

(e)            financial statements for the six most recent fiscal years;

(f)            internal books and records for the current and past four fiscal years; and

(g)            a true copy of relevant records indicating the amount, cost and value of all property which the Company owns, claims, possesses or controls.

8.2.2        To the extent required by the Act, the books, records and financial statements of the Company and supporting documentation shall be kept, maintained and available at the Company’s office within the State of California.

8.3          Rights to Inspect Books and Records and Receive Information.

8.3.1        Upon the reasonable request of a Member for a purpose reasonably related to the interest of that Member in the Company, the Company shall promptly deliver to the requesting Member at the expense of the Company a copy of this Agreement, as well as the information required to be maintained by the Company under paragraphs (a) and (c) of Section 8.2.1.

8.3.2        Each Member has the right upon reasonable request, and for purposes reasonably related to the interest of that Member in the Company, to do the following:

(a)            to inspect and copy during normal business hours any of the records required to be maintained by the Company under Section 8.2.1 of this Agreement; and

(b)            to obtain from the Company promptly after becoming available, a copy of the Company’s federal, state and local income tax or information returns for each year.

8.3.3        The Company shall send or cause to be sent to each Member and Interest Holder, within 90 days after the end of each fiscal year of the Company, (i) such information as is necessary to complete federal and state income tax or information returns and (ii) a copy of the Company’s federal, state and local income tax or information returns for the fiscal year.

8.3.4        Unless otherwise expressly provided in this Agreement, the inspecting or requesting Member shall reimburse the Company for all reasonable costs and expenses incurred by the Company in connection with such inspection and copying of the Company’s books and records and the production and delivery of any other books or records.

8.4          Annual Accounting Period. The annual accounting period of the Company shall be its taxable year. The Company’s taxable year shall be selected by the Company’s accountant, subject to the requirements and limitations of the Code.

8.5          Tax Matters Partner. Christopher W. Allick shall be the Tax Matters Partner for purposes of the Code and shall have all the authority granted by the Code to a Tax Matters Partner, provided, however, that Mr. Allick shall not have the authority to do any of the following without first obtaining the approval of the Members:

(a)            enter into a settlement agreement with the Internal Revenue Service that purports to bind the Members;

(b)            file a petition as contemplated in Code Section 6226(a) or Code Section 6228;

(c)            intervene in any action as contemplated in Code Section 6226(b)(5);

(d)            file any request contemplated in Code Section 6227(b); or

(e)            enter into an agreement extending the period of limitations as contemplated in Code Section 6229(b)(1)(B).

8.6          Title to Company Property.

8.6.1        Except as provided in Section 8.6.2, all real and personal property acquired by the Company shall be acquired and held by the Company in the Company’s name.

8.6.2        If approved by the Members, legal title to all or any portion of the Company’s property may be acquired or held in a name other than the Company’s name. Without limiting the foregoing, the Members may cause title to be acquired and held in their names or in the names of trustees or nominees for the Company. It is expressly understood and agreed that the manner of holding title to the Company’s property (or any part thereof) is solely for the convenience of the Company and all of such property shall be treated as Company property.

8.7          Tax Elections. Christopher W. Allick shall have the authority to make all Company elections permitted under the Code, including, without limitation, elections of methods of depreciation. The decision to make or not make an election shall be based on Mr. Allick’s reasonable determination.

ARTICLE IX

GENERAL PROVISIONS

9.1          Assurances. Each Member shall execute all certificates and other documents and perform all such other acts as the Members deem appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules and/or regulations relating to the acquisition, operation or holding of the property of the Company.

9.2          Notifications. All notices and other communications in connection with this Agreement shall be in writing, and shall be deemed to have been duly given for all purposes if personally delivered or sent by telecopy, overnight courier or certified mail, postage prepaid and return receipt requested, (i) if to an Interest Holder, at the Interest Holder’s last known address on the records of the Company or as otherwise known to the party sending the notice and (ii) if to the Company, at the Company’s principal office. Any party may from time to time notify the others of any other address to which any notice or other communication shall be made hereunder. A notice or other communication shall be deemed received (i) upon receipt, if personally delivered, (ii) on the first business day after dispatch, if sent by overnight courier, (iii) on the first business day after dispatch, if transmitted by telecopy and (iv) on the earlier of delivery (as evidenced by the signed return receipt) or three (3) days after mailing, if sent by certified mail.

9.3          Specific Performance. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

9.4          Complete Agreement. This Agreement constitutes the complete and exclusive agreement among the parties with respect to its subject matter and supersedes all prior written and oral statements, including any prior representation, statement, condition or warrant, with respect to such subject matter (except the MOU, which shall survive the execution of this Agreement). No delay or omission of any party hereto in exercising any right or remedy hereunder shall constitute a waiver of such right or remedy, and no waiver as to any obligation shall operate as a continuing waiver or as a waiver of any subsequent breach.

9.5          Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, without regard to the conflicts of laws rules thereof. The parties agree that the exclusive venue for resolution of any case or controversy arising out of or in connection with this Agreement shall be San Francisco County, California.

9.6          Article and Section Titles. The headings herein are inserted as a matter of convenience only and do not define, limit or describe the scope of this Agreement or the intent of the provisions hereof.

9.7          Binding Provisions. This Agreement is binding upon and, to the extent permitted herein, inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors and assigns.

9.8          Jurisdiction and Venue. Any suit involving any dispute or matter arising under this Agreement may only be brought in the appropriate United States District Court in California or any California state court having jurisdiction over the subject matter of the dispute or matter. All parties hereby consent to the exercise of personal jurisdiction by any such court with respect to any such proceeding.

9.9          Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require.

9.10       Separability of Provisions. Each provision of this Agreement shall be considered separable and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which remain valid.

9.11       Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

9.12       Estoppel Certificate. Each Member shall, within ten (10) days after written request by any Member, deliver to the requesting Person a certificate stating, to the Member’s knowledge, that: (i) this Agreement is in full force and effect, (ii) this Agreement has not been modified except by any instrument or instruments identified in the certificate and (iii) there is no default hereunder by the requesting Person, or if there is a default, the nature or extent thereof.

9.13       Amendments. This Agreement may be amended at any time by Members holding at least sixty-six and two-thirds percent (66⅔%) of the aggregate Percentages then outstanding.

9.14       Attorney's Fees. If any party to this Agreement shall bring any action for any relief against any other party arising out of or in connection with this Agreement, in addition to all other remedies to which the prevailing party may be entitled, the losing party shall be required to pay to the prevailing party a reasonable sum for attorney’s fees and costs incurred in bringing such action and/or enforcing any judgment granted therein, all of which shall be deemed to have accrued upon the commencement of such action and shall be paid whether or not such action is prosecuted to judgment. Any judgment or order entered in such action shall contain a specific provision providing for the recovery of attorney’s fees and costs incurred in enforcing such judgment. For the purposes of this Section, attorney’s fees shall include, without limitation, fees incurred with respect to the following: (i) postjudgment motions, (ii) contempt proceedings, (iii) garnishment, levy and debtor and third party examinations, (iv) discovery and (v) bankruptcy litigation.

IN WITNESS WHEREOF, the Members have executed this Agreement as of the date first set forth above.

INITIAL MEMBERS:

Christopher W. Allick

Todd Selix Blankfort

EXHIBIT “A”

List of Members, Capital and Percentages

	Initial
Name, Address and	Capital		Date
Taxpayer I.D. Number	Contribution	Percentage	Admitted

Christopher W. Allick 303 Vista Linda Mill Valley, California 94941 Tax I.D. #: ###-##-####	$15,000	75%	As of January 4, 2007

Todd Selix Blankfort 126 Stanford Avenue Mill Valley, California 94941 Tax I.D. #: ###-##-####	$5,000	25%	As of January 4, 2007

EXHIBIT “B”

Memorandum of Understanding

SEE ATTACHED DOCUMENT

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